Exhibit 12
CF INDUSTRIES HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2016		2015		2014		2013		2012

Pretax (loss) earnings from continuing operations	$(226)		$1,058		$2,187		$2,210		$2,829
Plus:
Fixed charges	497		343		312		264		232
Distributed income of equity investees	14		48		79		59		111
Amortization of capitalized interest	9		2		1		4		4
Less:
Preference security dividends of CF Industries Nitrogen, LLC	(79)		—		—		—		—
Preference security dividends of Terra Nitrogen Company, L.P.	(40)		(45)		(46)		(66)		(78)
Capitalized interest	(166)		(154)		(74)		(27)		(9)
Earnings for fixed charge coverage ratio	$9		$1,252		$2,459		$2,444		$3,089

Fixed charges
Interest expensed (a)	$200		$133		$178		$152		$135
Capitalized interest	166		154		74		27		9
Estimated interest in rent expense (b)	12		11		14		19		10
Preference security dividends of CF Industries Nitrogen, LLC	79		—		—		—		—
Preference security dividends of Terra Nitrogen Company, L.P.	40		45		46		66		78
	$497		$343		$312		$264		$232

Ratio of earnings to fixed charges	0.02	x	3.6	x	7.9	x	9.3	x	13.3	x
(a) Including amortized premiums, discounts, and capitalized expenses related to indebtedness.
(b) Assumes that the interest component is 11% of total rent expense in 2016, 11% in 2015, 15% in 2014, 19% in 2013 and 11% in 2012.